[IVY LETTERHEAD]

1933 Act Rule 477

1933 Act File No. 333-220977

1940 Act File No. 811-06569

October 16, 2017

VIA EDGAR TRANSMISSION

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Ivy Funds – Request for Withdrawal
of Registration Statement on Form N-14
File Nos.: 811-06569 and 333-220977

Dear Sir or Madam:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “1933 Act”), submitted electronically via the EDGAR system, please consider this correspondence as an application to the U.S. Securities and Exchange Commission (the “SEC”) by Ivy Funds (the “Registrant”) to withdrawal the Registration Statement filed on Form N-14 which was filed with the SEC on October 16, 2017 (Accession Number 0001193125-17-310842).

The Registration Statement had been filed pursuant to Rule 488 under the 1933 Act, to register Class A, Class B, Class C, Class E, Class I, Class N, Class R and Class Y shares of the Ivy Global Equity Income Fund (“Global Equity Income Fund”) that will be issued to shareholders of the Ivy Dividend Opportunities Fund (the “Dividend Opportunities Fund”), each a series of the Registrant, in connection with a transfer of substantially all of the assets of the Dividend Opportunities Fund to the Global Equity Income Fund, pursuant to an Agreement and Plan of Reorganization included in the Registration Statement that will be voted on by shareholders of the Dividend Opportunities Fund at a meeting of shareholders. The withdrawal is being requested due to the Registrant inadvertently submitting the incorrect Pro Forma Schedule of Investments as a part of the Registration Statement. As we discussed, the Registrant will re-file the Registration Statement with the correct Pro Forma Schedule of Investments pursuant to Rule 488 under the 1933 Act.

As the Registration Statement had not become effective, on behalf of the Registrant, I confirm that no securities being registered pursuant to the Registration Statement have been sold.

Filing Desk

October 16, 2017

Based upon the foregoing, the Registrant respectfully requests, pursuant to Rule 477(a) of the 1933 Act, that the SEC accept this application for withdrawal of the Registration Statement.

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number or, in my absence, to Amy G. Smith at (215) 564-8104.

Sincerely,

IVY FUNDS

By: /s/ Jennifer Dulski

       Name: Jennifer Dulski

       Title: Secretary